[redacted]

AB
3/29

08031062

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 8-32482

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Credit Suisse Asset Management Securities, Inc

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

11 Madison Avenue

(No. and Street)

SEC Mail Processing Section
MAR 27 2008
Washington, DC
105

New York	New York	10010-3629
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Gordon (212) 325-7226

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

345 Park Avenue	New York	New York	10154
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Thomas Gordon , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Credit Suisse Asset Management Securities, Inc, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO, Director

Title

Notary Public

KAREN A. REGAN
Notary Public, State of New York
No. 01RE6000715
Qualified in New York County
Commission Expires Dec. 22, 2009

- [X] (a) Facing Page
- [X] (b) Consolidated Statement of Financial Condition
- [X] (c) Consolidated Statement of Income
- [X] (d) Consolidated Statement of Cash Flows
- [X] (e) Consolidated Statement of Changes in Member's Equity
- [ ] (f) Consolidated Statement of Changes in Borrowings Subordinated to Claims of General Creditors
- [X] (g) Computation of Net Capital Pursuant to Rule 15c3-1
- [X] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanations, of the computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 (not applicable)
- [ ] (k) A Reconciliation between the Audited and Unaudited Statements of Consolidated Financial Condition with respect to methods of Consolidation (see notes to the Consolidated Financial Statements)
- [X] (l) An Oath or Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report (not applicable)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)
- [x] (o) Independent auditors' report on internal accounting control
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures and Options accounts
- [ ] (q) Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to the Commodity Exchange Act

CREDIT SUISSE ASSET MANAGEMENT SECURITIES, INC.
(A Wholly Owned Subsidiary of CSAM Americas Holding Corp.)

December 31, 2007

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Credit Suisse Asset Management Securities, Inc.:

We have audited the accompanying statement of financial condition of Credit Suisse Asset Management Securities, Inc. (the Company) (a wholly owned subsidiary of CSAM Americas Holding Corp.) as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Credit Suisse Asset Management Securities, Inc. as of December 31, 2007, and the results of its operations, the changes in stockholder's equity and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 28, 2008

CREDIT SUISSE ASSET MANAGEMENT SECURITIES, INC.
(A Wholly Owned Subsidiary of CSAM Americas Holding Corp.)

Statement of Financial Condition

December 31, 2007

Assets		
Cash and cash equivalents	$	12,748,534
Due from other Credit Suisse related entities		2,053,045
Fees receivable		701,557
Deferred tax asset		134,603
Prepaid expenses and other assets		98,513
Total assets	$	15,736,252
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	939,400
Due to other Credit Suisse related entities		5,663,930
Total liabilities		6,603,330
Common stock, $1 par value; 100 shares authorized; 10 shares issued and outstanding		10
Additional paid-in capital		485,990
Retained earnings		8,646,922
Total stockholder's equity		9,132,922
Total liabilities and stockholder's equity	$	15,736,252

See accompanying notes to financial statements.

CREDIT SUISSE ASSET MANAGEMENT SECURITIES, INC.
(A Wholly Owned Subsidiary of CSAM Americas Holding Corp.)

Statement of Operations

Year ended December 31, 2007

Income:		
Distribution fees	$	5,826,258
Sub-administrative fees		3,346,130
Servicing fees		1,668,368
Dividends and interest		579,459
Other income		412,592
Total income		11,832,807
Expenses:		
Administrative service and distribution fees		8,072,936
General and administrative		3,757,948
Other operating expense		202,872
Total expenses		12,033,756
Loss before income tax benefit		(200,949)
Income tax benefit		78,585
Net loss	$	(122,364)

See accompanying notes to financial statements.

CREDIT SUISSE ASSET MANAGEMENT SECURITIES, INC.
(A Wholly Owned Subsidiary of CSAM Americas Holding Corp.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2007

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance, December 31, 2006	$	10	485,990	8,769,286	9,255,286
Net loss				(122,364)	(122,364)
Balance, December 31, 2007	$	10	485,990	8,646,922	9,132,922

See accompanying notes to financial statements.

CREDIT SUISSE ASSET MANAGEMENT SECURITIES, INC.
(A Wholly Owned Subsidiary of CSAM Americas Holding Corp.)

Statement of Cash Flows

Year ended December 31, 2007

Cash flows from operating activities:		
Net loss	$	(122,364)
Adjustments to reconcile net loss to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Due from other Credit Suisse related entities		(651,459)
Fees receivable		132,518
Deferred tax asset		417,135
Prepaid expenses and other assets		(3,001)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(1,479,256)
Due to other Credit Suisse related entities		2,693,489
Net cash provided by operating activities		987,062
Net increase in cash and cash equivalents		987,062
Cash and cash equivalents at beginning of year		11,761,472
Cash and cash equivalents at end of year	$	12,748,534
Supplemental cash flow information:		
Income taxes paid	$	—

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

Credit Suisse Asset Management Securities, Inc. (the Company) is a wholly owned subsidiary of CSAM Americas Holding Corp. (CSAM AH) and an indirect wholly owned subsidiary of Credit Suisse Group (the ultimate parent). The Company was incorporated in August 1984 under the laws of New York State.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not carry customer accounts or perform custodial functions related to customer securities. Accordingly, the Company is exempt from SEC Rule 15c3-3.

The Company is the distributor for the Credit Suisse mutual funds (the Funds). As such, the Company receives distribution fees and commissions for the distribution and sale of these Funds. Distribution fees are earned on these Funds, which have adopted "12b-l" plans and are based on the average daily net assets of such mutual funds. The Company also acts as sub-administrator to these Funds and as such, receives sub-administrative fees, which are calculated based on the average daily net assets of such funds. In addition, the Company earns referral and placement fees for serving as a placement agent for various private investment funds. Placement fees are charged to new investors and are based upon their respective capital commitments. Servicing fees earned are charged to an affiliate for selling funds managed by the affiliate.

Cash and cash equivalents include cash on hand and amounts invested in money market mutual funds sponsored by the Company.

Fees are recognized as earned and expenses are recognized on the accrual basis.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Related Party Transactions

The Company pays an administrative fee to its affiliate, Credit Suisse Asset Management, LLC (CSAM, LLC), for various accounting, administrative and corporate services. Total administrative fees were $3,600,000 for the year ended December 31, 2007, and are included in general and administrative expenses in the statement of operations.

The Company's sub-administrative and distribution fees are obtained from affiliated mutual funds.

At December 31, 2007, the Company's cash and cash equivalents included investments of $3,825,041 in money market mutual funds managed by CSAM, LLC.

Servicing fees are net of amounts owed to the distributors pertaining to certain distribution services performed by these distributors. Both the servicing fees and distribution fees are calculated as a percentage of the average monthly holdings of the funds. The servicing fees earned of $7,721,920 are net of distribution fees of $6,053,552 and are reflected on the accompanying statement of operations. Amounts earned during the year are expected to be paid during the first quarter of 2008, therefore, the full

amount of the net servicing fees is included in amounts due from other Credit Suisse related entities on the accompanying statement of financial condition. Due to other Credit Suisse related entities consists primarily of amounts due for taxes and general and administrative expenses.

(3) Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. Rule 15c3-1 also requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the Company's resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $6,068,373, which was $5,628,481 in excess of required net capital. The Company's aggregate indebtedness to net capital ratio was 1.09 to 1 at December 31, 2007.

Under certain conditions, capital withdrawals and dividends are subject to prior approval by the SEC.

(4) Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, which prescribes the asset and liability approach to accounting for income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amount and the tax basis of assets and liabilities.

The Company is included in the consolidated federal income tax return of Credit Suisse Holdings (USA), Inc. (CSH), a direct subsidiary of Credit Suisse Group. CSH allocates federal income taxes to its subsidiaries on a separate return basis, pursuant to a tax sharing arrangement. State and local taxes are computed on a separate return basis. Tax credits and tax benefit carryforwards are recorded only to the extent they could be used currently or in the future to reduce consolidated federal tax expense.

Included in the statement of operations for the year ended December 31, 2007, are current and deferred (expense)/benefit for income taxes that were calculated by the Company as follows:

Current:		
U.S. Federal taxes	$	542,567
State and Local taxes		756
Total current		543,323
Deferred:		
U.S. Federal taxes		(476,680)
State and Local taxes		11,942
Total deferred		(464,738)
Income tax benefit	$	78,585

Due to other Credit Suisse related entities, in the statement of financial condition, includes $288,133 of

(continued)

federal, state and local income taxes payable to affiliates Credit Suisse Holdings (USA), Inc. and CSAM, which have not yet been settled at December 31, 2007. The difference between the Company's statutory federal rate of 35% and the Company's effective tax rate of approximately 39% is primarily related to state and local taxes.

Included within the statement of financial condition at December 31, 2007 is a deferred tax asset of $134,603 related to a state and local net operating loss carry forward. The Federal deferred tax asset is settled through and included in the intercompany payable accounts, which are reflected in the statement of financial condition. The Company has not recorded a valuation allowance for deferred tax assets as management believes that the realization of the recognized deferred tax asset at December 31, 2007 is more likely than not; based on anticipated future taxable income and tax planning strategies that would, if necessary, be implemented. However, if estimates of future taxable income are reduced, the amount of the deferred tax asset considered realizable could also be reduced.

(5) Contingencies

In the normal course of business, the Company may be subject to various legal claims. It is the Company's policy to accrue for amounts related to such asserted and unasserted claims if it is probable that a liability has been incurred and an amount can reasonably be estimated. No such amounts were accrued at year-end.

(6) Recent Accounting Developments

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 addresses the accounting for uncertainty in income tax positions by prescribing a consistent recognition threshold and measurement attribute for income tax positions taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

FIN 48 requires a two-step process in evaluating income tax positions. In the first step, an enterprise determines whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions meeting the more-likely-than-not recognition threshold are then measured to determine the amount of benefit eligible for recognition in the financial statements. Each income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 as of January 1, 2007 did not result in a material change to the Company's financial condition, results of operations or cash flows.

The Company remains open to examination from either federal, New York State or New York City for the years 2000 and forward.

(continued)

(7) Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurement* (SFAS No. 157). SFAS No. 157 defines fair value, establishes framework for the measurement of fair value, and enhances disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measures and is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS No. 157 beginning on January 1, 2008. SFAS No. 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. The Company is currently evaluating the impact of adopting SFAS No. 157 on its results of operations and financial position.

CREDIT SUISSE ASSET MANAGEMENT SECURITIES, INC.
(A Wholly Owned Subsidiary of CSAM Americas Holding Corp.)

Schedule 1

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2007

Net capital:		
Total stockholder's equity	$	9,132,922
Less non-allowable assets:		
Due from other Credit Suisse related entities		2,053,045
Fees receivable		701,557
Deferred tax asset		134,603
Prepaid expenses and other assets		98,513
Net capital before haircuts on securities positions		6,145,204
Less haircuts on securities positions		76,501
Net capital	$	6,068,703
Computation of net capital requirement:		
Net capital	$	6,068,703
Minimum net capital requirement (6-2/3% of aggregate indebtedness)		440,222
Minimum dollar net capital requirement		25,000
Net capital requirement (greater of the above)		440,222
Excess net capital		5,628,481
Total aggregate indebtedness		6,603,330
Ratio of aggregate indebtedness to net capital		109%

There were no material differences between the above computation and the Company's unaudited FOCUS Form X-17A-5 Part II filing for December 31, 2007 dated February 28, 2008, as amended.

See accompanying independent auditors' report.

CREDIT SUISSE ASSET MANAGEMENT SECURITIES, INC.
(A Wholly Owned Subsidiary of CSAM Americas Holding Corp.)

Schedule 2

Exemption of Reserve Requirement for Brokers and Dealers Pursuant to SEC Rule 15c3-3

December 31, 2007

The Company has elected to comply with the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i). The Company was in compliance with the conditions of this exemption for the period January 1, 2007 to December 31, 2007.

See accompanying independent auditors' report.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a-5

The Board of Directors
Credit Suisse Asset Management Securities, Inc.:

In planning and performing our audit of the financial statements of Credit Suisse Asset Management Securities, Inc. (the Company) (a wholly owned subsidiary of CSAM Americas Holding Corp.), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2008

END